

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 1, 2006

<u>Via Facsimile</u>

Mr. John S. Cooper
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburg, PA 15238-8250

      RE: Portec Rail Products, Inc.
               Form 10-K: For the Year Ended December 31, 2005
               File Number: 000-50543

Dear Mr. Cooper:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

               Sincerely,

               Michael Fay
               Accounting Branch Chief

cc: John N. Pesarsick, Chief Financial Officer